[ATMOS ENERGY LETTERHEAD]

March 24, 2006

By: EDGAR Transmission –

Correspondence Filing

Mr. George F. Ohsiek, Jr.

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Re:	Atmos Energy Corporation
Form 10-K for Fiscal Year Ended September 30, 2005
Filed November 18, 2005
Form 10-Q for Fiscal Quarter Ended December 31, 2005
File No. 1-10042

Dear Mr. Ohsiek:

We are responding to your letter dated March 13, 2006, commenting on our most recent Forms 10-K and 10-Q filed with the Commission. At your request, we have keyed our responses to your comments by repeating below each comment contained in your letter, followed by our response to each such comment.

Form 10-K for the Fiscal Year Ended September 30, 2005

Consolidated Statements of Cash Flows, page 66

1.	Please tell us why you believe that cash flows relating to interest rate derivatives hedging the forecasted issuance of debt should be reflected as a component of financing cash flows, rather than operating cash flows. In this regard, we assume that the item being hedged is the cash flows associated with the interest payments on the debt to be issued. Accordingly, we would expect the cash flows associated with the interest rate derivatives to be classified as operating cash flows consistent with the interest payments on the hedged forecasted debt issuance.

Mr. George F. Ohsiek, Jr.

United States Securities and Exchange Commission

March 24, 2006

During fiscal 2004, we entered into four Treasury lock agreements to fix the Treasury yield component of the interest cost of financing associated with the-then anticipated issuance of $875 million of long-term debt subsequent to September 30, 2004.

The associated long-term debt was issued on October 22, 2004, and we elected, in accordance with the terms of the Treasury lock agreements, to settle these agreements with a $43.8 million cash payment to the counterparties.

We designated these Treasury lock agreements as cash flow hedges of an anticipated transaction and we deemed these agreements to be highly effective. Accordingly, we recorded the loss associated with the settlement as a component of accumulated other comprehensive loss. In accordance with Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, we are amortizing this loss as a component of interest expense over the lives of the related financing, which range from 5-10 years.

Paragraph 18 of SFAS No. 95, Statement of Cash Flows, defines a financing activity to include “borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit.” We consider the payments under the Treasury lock agreements to be directly related to obtaining the long-term debt that was issued. Had these agreements not been in place, it could have affected the terms of the debt that was issued as well as the timing of the debt transactions. As noted above, these costs are being amortized as a yield adjustment to the interest expense on the issued debt because they are directly associated with the terms of the obligations that were issued.

We consider the Treasury lock settlement to be similar to other items which affect the yield or interest expense, such as debt premiums and discounts and deferred financing costs. In accordance with SFAS 95, deferred financing costs are considered financing cash flows and are not classified on the balance sheet as a part of the related debt. Therefore, we believe classification of the Treasury lock settlement as a financing activity is appropriate and consistent with existing guidance.

Mr. George F. Ohsiek, Jr.

United States Securities and Exchange Commission

March 24, 2006

Note 4. Goodwill and Intangible Assets, page 79

2.	Please tell us what consideration was given to allocating a portion of the purchase price for the TXU acquisition to identifiable intangibles. Since a significant allocation of goodwill relates to your pipeline and storage segment, which includes both regulated and unregulated operations, please tell us how you determined that no allocation to identifiable intangibles was required under SFAS 141. In this regard it would be useful for us to understand the specific tangible and intangible assets acquired.

The TXU Gas operations we acquired are regulated businesses engaged in the purchase, transmission, storage, distribution and sale of natural gas in the north-central, eastern and western parts of Texas. We also acquired a system consisting of 6,162 miles of gas transmission and gathering lines and five underground storage reservoirs, all within Texas. We acquired no nonregulated operations in the TXU acquisition. The tangible assets that we acquired were summarized in our Form 10-K for the year ended September 30, 2005 on page 77.

We allocated no portion of the purchase price for the TXU acquisition to identifiable intangible assets. As we are a regulated entity, the ability to record and recover the cost of our assets is determined by a third party regulator. Historically, we have not been permitted by our regulators to allocate to or recover costs of intangible assets. Therefore, we have very few identifiable intangible assets related to our regulated businesses.

During our purchase price allocation process, we reviewed the purchase agreement and other related agreements for identifiable intangible assets. Based upon our review of these documents and consultation with our legal department, who assisted with the negotiation of the terms of the acquisition, we concluded there were no significant, separately identifiable intangible assets. Additional comments regarding common identifiable intangible assets are as follows:

•	Brand name – According to the terms of purchase agreement, we did not acquire the TXU Gas brand name. However, we did acquire one brand name that has not been in use for over 10 years for which we had no plans to utilize. Accordingly, we assigned no value to this brand name.

Mr. George F. Ohsiek, Jr.

United States Securities and Exchange Commission

March 24, 2006

•	Franchise agreements with municipalities - As noted above, the ability to recover these assets is governed by the rate of return allowed by our regulators. Consistent with paragraph A10(b) of SFAS 141, Business Combinations, we believe the franchise agreements should not be treated as a separate asset from our regulated property, plant and equipment.

•	Customer relationships – Although we acquired an additional 1.5 million customers in the acquisition, these customers are not contractually committed to Atmos Energy. Further, given the fact that our operations serve the general community, we believe this relationship does not represent a separately identifiable intangible asset.

Our Atmos Pipeline – Texas Division (formerly TXU Gas Pipeline) does have contractual relationships with its pipeline customers. These customers generally have one year supply agreements that provide the right, but not the obligation, to receive gas from the pipeline at market prices. Further, these contracts are interruptible as our Mid-Tex Division (the natural gas distribution operations we acquired from TXU Gas) has first right to the gas transported on the pipeline to fulfill its obligations as a regulated distribution company. Based upon the short-term nature of the contracts, the fact that the contracts do not obligate our customers to purchase natural gas, the fact that the contracts are at variable index prices and the fact that the contracts are interruptible, we believe there are no significant, separately identifiable intangible assets associated with these types of contracts.

•	Supply contracts - Our Atmos Pipeline-Texas Division has a number of supply contracts with third parties for the purchase of natural gas. However, based upon our review of SFAS 141, we believe these contracts do not represent significant identifiable intangible assets as these contracts are based upon variable index prices, which we believe approximate fair market value.

•	Rights of way - We considered whether to allocate a portion of the purchase price to rights of way that TXU Gas had owned on the October 1, 2004 acquisition date. These rights of way were established as a part of our regulated rate base by the Texas Railroad Commission (TRC) in TXU Gas’ last rate filing, and in accordance with FERC accounting rules are classified as a part of our property, plant and equipment. Consistent with paragraph A10(b) of SFAS 141, Business Combinations, we believe the franchise agreements should not be treated as a separate asset from our regulated property, plant and equipment.

Mr. George F. Ohsiek, Jr.

United States Securities and Exchange Commission

March 24, 2006

Item 9A. Controls and Procedures, page 122

3.	Please revise future filings to also state, if true, whether the same officers concluded the controls and procedures were effective in “ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” See Exchange Act Rule 13a-15(e). Alternatively, you may state management’s conclusion on the effectiveness of internal controls, as defined by Exchange Act Rule 13a-15(e) without explicitly stating what that definition is.

We will revise future filings to also state, if true, whether the same officers concluded the disclosure controls and procedures were effective in ensuring that information we are required to disclose in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Form 10-Q for the Quarterly Period Ended December 31, 2005

Note 3. Derivative Instruments and Hedging Activities, page 9

4.	Please tell us, in detail, why Gas Daily is a preferable index to Inside FERC and how changing the index used to mark-to-market your physical commodity impacted your earnings for the quarter. Please also explain the timing of the change. Paragraph 10(e) of EITF 02-3 requires that you disclose unrealized gains and losses recognized as a result of a change in valuation techniques or assumptions. Please advise.

Atmos Energy Marketing (AEM) has designated its physical natural gas inventory as the hedged item in a fair-value hedge in accordance with SFAS 133. This physical inventory is hedged using derivative instruments (storage financials) that consist of short positions to sell the physical inventory in forward months.

Two published prices commonly used to value physical natural gas are the Inside FERC (IFERC) and the Gas Daily (GDD). Both indices are published by Platt’s, but they are determined differently. IFERC prices are published monthly and reflect an average trade price based upon a survey of actual buyers and sellers during the bid week trading process, which takes place

Mr. George F. Ohsiek, Jr.

United States Securities and Exchange Commission

March 24, 2006

Page	6

during the final five trading days during the month. Most of the trading activity that drives the IFERC price ends three days before month end. GDD prices are obtained in a similar survey manner to IFERC. However, since these prices are published on a daily basis, the survey data includes the prior day trading activity for each basis location. The forward month NYMEX futures, which are used to value the derivative instruments used to hedge our physical natural gas, trade until the final trading day of the month.

Prior to October 1, 2005, AEM utilized IFERC to estimate the fair value of its natural gas inventory. However, from time to time, we noted differences between IFERC and GDD caused by the fact the IFERC is the average over a week and is weighted toward the first three days of the trading period.

Because the trading information used to determine GDD is gathered and reported on a daily basis, we believed the GDD posting was more representative of fair value on the last day of the month at our basis locations. Therefore, we concluded that GDD was a more accurate and appropriate estimate of the fair value of our physical inventory positions. Accordingly, AEM began using GDD on October 1, 2005, which coincided with the beginning of our fiscal year. On October 1, 2005, the difference between using IFERC and GDD was $3.2 million, before income tax effects, which we considered immaterial.

We considered the change from IFERC to GDD pricing for recording our physical inventory at fair value a change in accounting estimate as defined in APB 20 “Accounting Changes”. Note that since the change occurred on October 1, 2005, we relied upon the guidance of APB 20 rather than SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB No. 20 and SFAS No. 3,” because we will not adopt SFAS 154 until October 1, 2006, the beginning of our next fiscal year.

We noted the disclosure requirements for reporting a change in accounting estimate outlined in paragraph 33 of APB 20, including the recommendation to disclose material effects resulting from the change in estimate. However, as the difference at October 1, 2005 was $3.2 million, before income tax effects, we believe the effect is immaterial for disclosure and represents a change made in the ordinary course of accounting. However, due to the impossibility of accurately predicting future market volatility, we believed we should disclose that we changed the index upon which our estimate was based.

Regarding the disclosure requirements of Paragraph 10(e) of EITF 02-3, we believe our physical natural gas inventory does not represent an “energy trading contract”. Therefore, as the disclosure requirement of Paragraph 10(e) of EITF 02-3 pertains to energy trading contracts, we believe this guidance is not applicable.

Mr. George F. Ohsiek, Jr.

United States Securities and Exchange Commission

March 24, 2006

Atmos Energy Corporation acknowledges that (i) Atmos Energy is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Atmos Energy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments on this letter, please direct them to our Controller, Fred Meisenheimer, at (972) 855-3231, or in his absence, to me, at (972) 855-3723. Thank you for your attention.

Sincerely,

/s/ J. PATRICK REDDY
J. Patrick Reddy
Senior Vice President and
Chief Financial Officer